INVEST IN **MODVANS**

Camper vans of the future: $10M+ revenue with 100+ vehicles delivered

PITCH VIDEO   INVESTOR PANEL



modvans.com   Oxnard CA

Technology | Main Street | Hardware | Recreation | Adventure

LEAD INVESTOR



Aleksej Trefilov Tech and Outdoors Enthusiast

I strongly believe that ModVans has a differentiating product with its modular designs. The amount of features and technology inside the van is impressive by itself. What elevates the product is the flexibility of using the vans for day-to-day activities. This helps regular families to enjoy the camper life since it is usually hard to commit to a dedicated camper vehicle. I have been observing ModVans for a while (I do regret not investing earlier). The team has shown dedication to quality, its customers and its employees especially during the difficult times. I see them scaling to larger demand as the next big challenge and I want to help them succeed. I am very impressed with their journey so far.

Invested $10,000 this round

Highlights

1. $10M+ total Revenue and on track for $10M in 2022
2. Leads the RV industry in Class B RV innovation and technology
3. Months long order backlog since launch; 250+ customers willing to give an average deposit of $2,500
4. $3M raised from 3,700 investors in 2020 and 2021
5. $1B worth of “shopping carts” created on our website - consistently over 200 new carts/month

5. $1B worth of “shopping carts” created on our website - consistently over 200 new carts/month

6. Over 3,500 contacts in our CRM and Over 15,000 social media followers
7. USA manufacturing with great jobs for all walks of life

Our Team



Pj Tezza Co-Founder/CEO

20+ years experience in start-up and early stage technology companies, multiple successful exits

Originally built for personal use by our founders, Laurie and PJ Tezza, the prototype CV1 immediately drew attention and questions. We first connected with buyers through $5 ads on Craigslist. Response to our offering was so sensational that we stopped all paid advertising after only a month.



Laurie Tezza Co-Founder/VP of Operations

MBA, 20+ years experience in start-ups



Jt Aupetit Chief Engineer

BS Mechanical Engineering, UC Berkeley, MS Aerospace Engineering, CU Boulder

Creating Adventures Every Day

We love the outdoors. We are always thinking about the next campground, the next trail, the next summit, the next beautiful mountain lake. We're building camper vans with modern, high-tech designs to help America get outdoors to have fun and experience the beauty of nature. Unlike bulky RVs, our vans are a pleasure to drive, make adventuring easy, and are ideal for getting off the grid. We have found thousands of others who feel the same way and are eager to become ModVans owners and investors. We need your help to grow faster and meet this unslakable demand!





THE SUPERHERO OF CAMPER VANS!

Owning a ModVans multipurpose vehicle is a **smart alternative to buying three separate vehicles for family, work, and play. ModVans is the superhero of camper vans,** hauling kids to and from soccer practice by day and road-tripping by night. It's a cargo van for work during the week and living space for play on weekends; it's an adventure van that doubles as a daily driver.



Originally built for personal use by our founders, Laurie and PJ Tezza, our prototype quickly caught the attention of thousands of adventure seekers eager for an alternative to cumbersome, complicated RVs.

Since our launch in 2017, **ModVans has gone from prototype to delivering over 100 vehicles worth $10m to customers all over the US. We have achieved positive cash flow with virtually no money spent on marketing or sales.** That's some remarkable organic growth!

	2018 H2	2019	2020	2021
Revenue	$360k	$1.2M	$2.9M	$4.3M*
Vehicles	6	18	30	42*

*Includes 2 demo vehicles and 4 non-GAAP vehicles completed in 2021, delivered Jan. 2022

In 2021, we added 2 new exciting Class B RV models - we now offer our award winning, class leading modular design in 3 different vehicle sizes!





In 2022, we delivered our first production **/X Series** model with the **largest battery available in any RV (2,100Ah / 26kwh)**, high efficiency DC electric heating and cooling, and our high-tech control system for monitoring and controlling RV systems from our app and the cloud.



Largest available battery in any production RV - the size of two Tesla PowerWalls
App and cloud connected systems with over-the-air monitoring, control and updates
In-house circuit board design and software development
Integrated monitoring, control for RV battery, appliances/systems and entertainment
100% DC powered electric appliances – no voltage conversions for maximum efficiency

Also in 2022, we will reveal to the world our innovative plans and designs for the E-CV1 - a fully electric model that takes full advantage of a true electric vehicle platform: Request ModVans EV Info.



Today, ModVans' innovative modular and multipurpose vehicles are already replacing RVs, trucks, and SUVs for over 100 families all across the US. Strong data indicators demonstrate over $1B worth of immediate demand right on our website:

- $1B worth of "shopping carts" created on our website - consistently over 200 new carts/month
- Months long order backlog since launch
- 250+ customers willing to give an average deposit of $2,500
- 3,700 investors, many who have purchased or expressed purchase intent

- Thousands of phone and email inquiries: Over 3,500 contacts in our CRM
- Over 15,000 social media followers




Don't Panic! This peak of **1,000/month** was created by exhibiting at 2021 adventure shows – see page 12
Unique Pageviews
1,000
500
2019
2020
2021
Source: Google Analytics for www.modvans.com online order checkout page

Consumer interest comes from all over the US. Visitors from every state hit our online checkout page, and we have verified this distribution by delivering our first 100 vehicles to consumers across the US in CA, UT, WA, VA, WY, CO, MN, OR, CT, NC, AK, MI, NY, TX, IN, NH, ID, IL, FL, SC and AL.

At an average sale price of $109,000,
12,468 possible orders represent $1,359,012,000 in potential sales.

Our long-term ambition is to win a portion of the estimated $1T per year combined market for Camper Vans and SUVs.


RVS
FAMILY
WORK
PLAY
EASY TO DRIVE
AFFORDABLE
MINIVANS / SUVS

	2021 Vehicles	Average Price	Monthly Costs
SUVs	8,182,570	$43,623	$805
Trucks	2,842,479	$49,186	$890
Minivans	217,484	$43,033	$796
Tesla Model Y	186,575	$65,190	$1,134
Tesla Model 3	150,654	$53,940	$962
Class B RVs	13,827	$130,000	$794
ModVans CV1	**42**	**$109,410**	**$658**

Little known secret
RV affordability is solved with easy to obtain, low interest, long term RV loans.
Sources: goodcarbadcar.net, bankrate.com, rvia.org, etc.

Off the Grid Capabilities

ModVans innovations let you go totally off-grid. Our massive, 26kwh battery gives you weeks of battery power and can run A/Cs and heaters for multiple days. 300-510 watts of solar power extend battery runtimes. Options like All Wheel Drive, built-in dual compressors, off-road tires and off-road lights let you get further from civilization and closer to nature.


ModVans Off Grid Clip
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MODVANS NEEDS YOU!

Market response has been so phenomenal that production cannot meet demand. We want to meet that demand head-on! Rather than make people wait as we bootstrap our way to expansion, we launched this crowdfunding campaign so we can scale production and R&D more rapidly.

In 2020 and 2021, we raised $3m from 3,700 investors. We've used the funding to scale production from 2 vehicles/month to 6 vehicles/month AND and to engage in some massive R&D projects:

- 2 new model vehicles in production with customer deliveries: CV1/M and MH1

- /X Series in production (CV1/X delivered with CV1/MX and MH1/X on the way) with extreme capacity battery and high-tech app-based control systems

- Initial design and engineering for our E-CV1 fully electric model

In 2022, our goal is to raise millions more to build a larger factory to accommodate increased production and to complete R&D on our fully electric E-CV1 model!

Join ModVans and our 3,700 investors on our exciting ride!

ModVans Executive Summary

ModVans designs and manufactures high-tech, multipurpose vehicles and sells direct to consumers via our website, www.modvans.com.

Over the last 4 years, ModVans has successfully delivered over 100 vehicles to happy customers all over the US. We have grown production and revenue every year, have over $10m in lifetime revenue, and are on track to hit $10m in revenue for 2022.

We currently offer 6 vehicle models in 3 different sizes.

After only 4 years, ModVans leads the RV industry in Class B innovation and technology. ModVans vehicles have unique designs that offer innovative features such as:

- Only RVIA certified RV that is **fully modular (all components removable) and reconfigurable**

- Up to **7 safe, comfortable seats with child seat attachments** - a fun and stylish replacement for family SUVs!

- Innovative **popup semi-dry bathroom/shower**

- Largest **pair of beds**: true Queen and Full-XL in the MH1

- **Largest popup top** beds: enables more space and Full-XL bed in the MH1

ModVans is delivering vehicles featuring industry-leading technology such as:

- **Largest available battery** in an RVIA certified, production RV: at 26kwh, it's the size of 2 Tesla PowerWalls!

- High efficiency DC powered heating and cooling is 20-50% more efficient than standard systems!

- An RV control system designed from the ground up with custom circuit boards, firmware, and servers that allow our cloud service and our iPhone and Android app to monitor and control batteries, charging, heating, cooling, water system, entertainment system, and more from anywhere in the world! The ModVans app can be installed on any iOS or Android device, and all circuit boards can be upgraded over-the-air.

- Class-leading solar charging capability: we currently offer **up to 510 watts**, and custom solar roof options are in development!

- Ready for Remote Work with **5G cell booster antenna available now** and SpaceX Starlink support is coming soon!

ModVans vehicles compete in **the $6.5B Camper Van market and the $1T SUV market**.

ModVans has proven demand with over $1B worth of orders initiated on our website and many other strong demand indicators.

ModVans has a substantial "economic moat" with a long list of competitive advantages: innovative features that required substantial effort, talent, time, and money to develop; a **growing patent portfolio**; and a significantly lower cost of sales by selling direct to consumers via our website.

ModVans has a track record that demonstrates its ability to design and manufacture desirable vehicles and features, deliver them to paying customers quickly and effectively, and provide service and support to customers all over the US. Check out **our Facebook group** to see what our real-world customers are saying!

ModVans has exciting plans to build a much larger factory to help us meet demand and quickly grow revenue. **Register for ModVans 2022 Investor Day Presentation**.

ModVans has exciting plans for a fully electric RV model that utilizes an EV chassis: **Request ModVans EV Info**.

ModVans has a detailed formal business plan that includes the following information and more:

- Product information on our current line of 6 RVs

- Plans and progress information for our upcoming EV models

- Plans for new factories and production capacity

- Sales and market analysis

- Marketing plans

- Demand verification

- Detailed competitive analysis

Request 30 Page Business Plan.

Email us at invest@modvans.com; meet us in person at our factory in Oxnard, CA; come see our exhibit at Overland Expo and Adventure Van Expo; or join our 2022 Investor Day Presentation.

RETURN ON INVESTMENT PLANS

Investors in this campaign are purchasing ModVans' stock. For stockholders to see a significant return, ModVans must increase the value of investors' stock and **achieve an exit**. ModVans is a private company, so the value of its stock is difficult to ascertain. However, we have publicly sold stock to investors and those sales can be used as data points to evaluate our performance:

2020	2021	2022 (this campaign)	2023 (projected)
$5.95/share	$11/share	$31/share	$65/share
$12.5M valuation	$25.3M valuation	$75M valuation	$150M valuation

Because ModVans is a private company, its stock is not easy to trade. Investors require an "exit" to get a return on their investment. ModVans envisions these possible exit events:

- ModVans grows the company until an Initial Public Offering (IPO) and stock exchange listing is the best exit option for our investors.

- An entity such as a large company or investment fund purchases ModVans at a price that meets the requirements of the majority of its stockholders.

- ModVans lists its stock for sale with an exchange or one of the upcoming online secondary markets.

ModVans believes there is a very large market opportunity and we have the talent and timing to take advantage of it. Our plan is to grow the company and its value until IPO.

POSITIVE SOCIAL IMPACT

US Based Workforce


Positive Social Impact



Good jobs at ModVans are available to people from all walks of life. ModVans has a commitment to good benefits and good pay for all its employees. All our employees are US-based and we have few or no part-time employees or contractors. All full-time employees get full benefits that include:

- Paid health care (we pay 100% of a silver policy)

- Paid time off (12 days/year + 7 holidays + 5 days holiday "bonus")

- Lowest starting pay is $18/hr

- All employees can quickly earn raises

We plan to relocate our manufacturing to a new city in the near future. One main decision factor in location choice is quality of life for our employees: our employees want to own their own homes. Remaining in our current Oxnard location would require paying wages that would make us uncompetitive.

Saving the Planet

Our current vehicles have internal combustion engines (ICE) and emit greenhouse gases. At this time, ICE chassis are the only ones available that meet reasonable consumer price and range requirements. The typical alternatives, Class C RVs, larger Class B RVs and towing a trailer behind a large ICE-powered SUV or truck are all much worse for the environment. They typically require a separate dedicated camping vehicle, consume much more fuel, and emit a lot more greenhouse gases.

We understand and agree that steady progress is not enough. Our upcoming E-CV1 model will be all electric. We intend to be ready for production as soon as